FOR IMMEDIATE RELEASE

PRESS RELEASE

Brookfield AND QATAR INVESTMENT AUTHORITY FORM joint venture on $8.6 billion manhattan west development

NEW YORK CITY, October 28, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that one of its subsidiaries has entered into a joint venture with Qatar Investment Authority (QIA) on the mixed-use Manhattan West development project in New York City. In the transaction, Brookfield sold a 44% interest in the development to QIA. The total value of the development upon completion and stabilization is estimated to be $8.6 billion.

“Brookfield has enjoyed a long-standing, successful relationship with QIA and we are thrilled that they share our vision for this transformative project,” said Bruce Flatt, CEO of Brookfield Asset Management.

“We are pleased to expand our relationship with Brookfield and invest in this world-class project. This joint venture is an example of our strategy to invest in high-quality real estate with strong partners. It is also a further demonstration of QIA’s long-term confidence in the US market," said His Excellency Sheikh Abdulla Bin Mohammed Bin Saud Al-Thani, CEO of Qatar Investment Authority.

Manhattan West is a five-building, 7-million-square-foot development project on the west side of Manhattan, bounded by 31st and 33rd Streets and 9th and 10th Avenues. The project consists of the following phases:

•	One Manhattan West – The 67-story, 2-million-square-foot office building currently under construction will be anchored by tenant Skadden, Arps, Slate, Meagher & Flom LLP and is scheduled for completion in 2019.

•	Two Manhattan West – Will be the second 2-million-square-foot office tower constructed onsite following the lease-up of the first tower.

•	Three Manhattan West – This 62-story luxury residential tower currently under construction will feature 844 apartment units, welcoming its first residents in 2017 with final completion slated for 2018.

•	Four Manhattan West – Initial plans for this phase envision a hotel or further residential units.

•	Five Manhattan West – This 1.8-million-square-foot office building – formerly known as 450 West 33rd Street – is currently undergoing a $350 million redevelopment program which will fully modernize and integrate the building into the Manhattan West campus. In the last 12 months, Brookfield has signed leases totaling more than 400,000 square feet at this property to technology- and media-sector tenants, bringing current occupancy to 90%.

•	Central Plaza / Retail – The Manhattan West campus will be transected by a two-acre public park, essentially creating a new “32nd Street” pedestrian thoroughfare, lined with abundant green space and approximately 200,000 square feet of retail, restaurants and amenities.

“Manhattan West is on track to be the leading, premier, mixed-use development in the Hudson Yards district – New York City’s next great neighborhood,” said Ric Clark, CEO of Brookfield Property Group.

“The sale of an interest in Manhattan West is consistent with our strategy of actively recycling capital by partnering with leading institutional capital providers.”

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $60 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

Contacts:

Media: Melissa Coley Vice President, Communications Tel: (212) 417-7215 Email: melissa.coley@brookfield.com	Investors: Matthew Cherry Vice President, Investor Relations Tel: (212) 417-7488 Email: matthew.cherry@brookfield.com

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About The Qatar Investment Authority (QIA)

The Qatar Investment Authority was founded by the State of Qatar in 2005 following the vision of HH Sheikh Hamad bin Khalifa Al Thani to strengthen the country's economy by diversifying into new asset classes. Building on the heritage of Qatar investments dating back more than three decades, its growing portfolio of long-term strategic investments help complement the state's huge wealth in natural resources.

Qatar's goal is to become a major international centre for finance and investment management, a vision shared by its government, people and institutions.

Headquartered in Doha, and now with an office in New York, QIA is structured to operate at the very highest levels of global investing. As a world class investor, QIA adheres to the strictest financial and commercial disciplines. It has a strong track record of investing in different asset classes, including listed securities, property, alternative assets and private equity in all the major capital markets as well as the newer emerging markets.

For more information, please visit our website at www.qia.qa or contact:

Media: David Henderson Mallory Weinberg UK: +44 20 7251 3801 US: +1 646 805 2043

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L-R: Ric Clark, CEO, Brookfield Property Group; His Excellency Sheikh Abdulla Al-Thani, CEO, Qatar Investment Authority; Bruce Flatt, CEO, Brookfield Asset Management; His Excellency Ali Al Emadi, Qatar Minister of Finance.

Manhattan West project rendering.